NOBLE STORY CO. LLC #1
(a Michigan limited liability company)

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

THE INTERESTS OF THE MEMBERS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES OR "BLUE SKY" LAWS OF CERTAIN STATES, ALTHOUGH THE COMPANY MAY APPLY FOR QUALIFICATION OF THE MEMBERS INTERESTS IN CERTAIN STATES. THE TRANSFER OF THE INTERESTS MAY BE LIMITED BY THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES ACT OR "BLUE SKY" LAWS AND THE RESTRICTIONS ON TRANSFER CONTAINED IN THIS AGREEMENT

NOBLE STORY CO. LLC #1

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") is made and entered into effective as of the day of October _21_, 2021 by, between and among the Persons set forth on the signature page(s) hereto and identified in Exhibit A hereto, and any other Person who may become a member of the Company in the future pursuant to the express terms of this Agreement (referred to individually as a "**Member**" and collectively as the "**Members**").

EXPLANATORY STATEMENT

WHEREAS, the Company was formed pursuant to the Act by filing Articles of Organization with the Michigan State Department of Licensing and Regulatory Affairs on March 4, 2020 and is presently governed by an Amended and Restated Operating Agreement dated as of August 3, 2020 (the "**Existing Agreement**"); and

WHEREAS, the Members now desire to amend and restate the Existing Agreement on the terms set forth herein to evidence and effectuate the foregoing, each of the Members is entering into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations;

NOW, THEREFORE, in consideration of the mutual promises of the parties, each to the others, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually agreed by and among the Members as follows:

SECTION I
DEFINED TERMS

The defined terms used in this Agreement shall, unless the context otherwise requires, have the meaning specified in this Section I. The singular shall include the plural and vice versa and the use of any gender shall be deemed to be or include the other gender, whenever appropriate.

2A Entertainment – means 2A Entertainment, LLC, a Michigan limited liability company, and its successors and/or assigns.

Accountant - means the independent certified public accountant(s) for the Company as may be engaged by the Manager from time to time.

Act - means the Michigan Limited Liability Company Act, as amended from time to time.

Act of Insolvency - means with respect to a Member, (a) if the Interest of a Member is attached or taken in execution or is made subject to a charging order, or (b) if a Member applies for the benefit of or files a case under, any provision of federal bankruptcy law or any other law

relating to the insolvency or relief of debtors, or (c) if any case or proceeding is brought against a Member under any provision of the federal bankruptcy law or any other law relating to insolvency or relief of debtors which is not dismissed within sixty (60) days after the commencement thereof, or (d) if a Member makes an assignment for the benefit of creditors.

Additional Member - means any Person admitted to the Company as an Additional Member pursuant to the terms of Section VII of this Agreement.

Affiliate or Affiliated Person - means, as to any Person, any other Person who is directly or indirectly controlling, controlled by, or under direct or indirect common control with the first Person.

Agreement - means this Second Amended and Restated Operating Agreement, as it may be further amended from time to time, as the context requires. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole unless the context otherwise requires.

Capital Account - means, as to any Member, the Capital Contribution actually made by such Member, plus all items of Profit, income and gain allocated to such Member pursuant to Section IV, and minus the sum of (a) all Loss, loss and deduction allocated to such Member pursuant to Section IV, and (b) the amount of cash and the book value of any other asset distributed to such Member (net of liabilities assumed or taken subject to by such Member). Each Member's Capital Account shall be computed and maintained in accordance with the Treasury Regulations promulgated under Section 704(b) of the Code. Any questions concerning a Member's Capital Account shall be resolved by the Manager by applying principles consistent with this Agreement and the Treasury Regulations under Section 704 of the Code in order to ensure that all allocations herein will have substantial economic effect or will otherwise be respected for federal income tax purposes.

Capital Contribution - means the total amount of cash and the initial book value (net of liabilities assumed or taken subject to by the Company) of any other assets contributed (or deemed contributed under Treasury Regulations Section 1.704-1(b)(2)(iv) (d)(3)) to the Company by each Member with an agreed value determined with the Consent of the Members. Any reference in this Agreement to the Capital Contribution of a then Member shall include a Capital Contribution previously made by any prior Member for the Interest of such then Member except to the extent that the Interest of any prior Member shall have been forfeited and the portion so forfeited not transferred to a successor Member.

Capital Proceeds - means the gross proceeds received from a Capital Transaction.

Capital Transaction - means any transaction, other than a Liquidity Event, not in the ordinary course of business which results in the Company's or a Subsidiary's receipt of cash or other consideration other than a Capital Contribution, including, without limitation, proceeds of sales, exchanges, or other dispositions of property not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds,

or the sale, exchange, transfer, conveyance, or other disposition of all or substantially all of the assets of the Company.

Code - means the Internal Revenue Code of 1986, as amended (or any corresponding provision of any succeeding law).

Common Members – Members who have purchased Common Units (defined below).

Company - means the limited liability company named in Section 2.1 of this Agreement, as it may from time to time be constituted and amended.

Consent of the Members - means the affirmative vote or written consent of the Voting Members possessing not less than fifty-one percent (51%) of the aggregate Percentage Interests of all Voting Members, which 51% must include at least three (3) Members entitled to vote on the applicable matter.

Entity - means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, or any other type of business enterprise permitted in the jurisdiction where such entity is formed and permitted or recognized in the state of Michigan.

Family Member – means (i) as to any Member that is an individual, any spouse, parent, grandparent, sibling, or lineal descendant of such Member, or any spouse of any of the foregoing, and (ii) as to any Member that is an Entity (other than a trust), any spouse, parent, grandparent, sibling, or lineal descendant of any individual that is a direct or indirect owner or principal of such Member, or any spouse of any of the foregoing; and (iii) as to any Member that is a trust or a fund, any trustee, manager, or beneficiary of such trustor fund or any Family Member of such trustee, manager, or beneficiary.

Incapacity or Incapacitated - means the physical or mental inability of a Member to perform his duties as a Member herein for a period of more than 90 consecutive days or any aggregate of 180 days within any 365-day period, as determined by a certificate of two qualified physicians or psychiatrists as appropriate.

Initial Capital Contribution – has the meaning set forth in Section 3.1.2 herein.

Interest - means the entire ownership interest (which may be segmented into and/or expressed as a percentage of various rights and/or liabilities) of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

Liquidity Event - means the dissolution of the Company or a Change in Control.

Manager - means each Person originally named in this Agreement as a Manager and any successor or replacement Manager(s) appointed pursuant to the terms hereof.

Member - means any Person named in this Agreement as a Member or identified in Exhibit A hereto, as amended from time to time in accordance with the terms of this Agreement, and any successor to such Member admitted as a successor Member in accordance with the terms of this Agreement.

Member Loan - means (i) any loan made to the Company by a Member (or any Affiliated Person of a Member) pursuant to Section 3.1.5 hereof and (ii) any funds advanced by a member either because of an obligation it has agreed to assume or guaranty on behalf of the Company or in connection with any secured or unsecured loan, obligation, liability or other debt for which the Company is primarily responsible (but in any case only if such obligation, liability or debt is incurred in accordance with the provisions of this Agreement).

Negative Capital Account - means a Capital Account with a balance less than zero.

Notification - means a writing, containing the information required by this Agreement to be communicated to any Person, sent in accordance with the provisions of Section 10.2 of this Agreement. Any communication containing the information required by this Agreement sent to any Person and actually received by such Person shall also constitute Notification for all purposes of this Agreement.

Offer Notice – has the meaning set forth in Section 8.3 herein.

P Members – Members who hold P Units (defined below).

Percentage Interest - means the Percentage Interest of the Members in the Company set forth opposite their names on Exhibit A, as modified from time to time in accordance with this Agreement, which amount represents, as to any Member, a fraction, expressed as a percentage, the numerator of which equals the Units held by such Member, and the denominator of which equals the total Units held by all Members.

Permitted Transfer – has the meaning set forth in Section 7.5 herein.

Person - means any individual or Entity, and the heirs, executors, administrators, successors and assigns of such Person.

Positive Capital Account - means a Capital Account with a balance greater than zero.

Profit and Loss - means, for each fiscal year or other period, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a).

Response Notice – has the meaning set forth in Section 8.3.

Series A Members – Members who have purchased Series A Preferred Units (defined below).

Series B Members – Members who have purchased Series B Preferred Units (defined below).

Voting Member – means any Member that holds Series A Preferred Units or Common Units and only with respect to the Percentage Interest that such Series A Preferred Units or Common Units represent and, for the avoidance of doubt, shall not include Series B Preferred Units and P Units and any Series B Preferred Units or P Units held by a Voting Member will not be counted in determining the voting percentage of such Voting Member.

Withdrawal - means that a Manager shall be deemed to have withdrawn from the Company as a Manager as of the date on which such Manager (a) dies or becomes Incapacitated, as to an individual Manager, (b) dissolves, as to a corporate, partnership or limited liability company Manager, or (c) commits an Act of Insolvency. The Transfer of all of the Interests of a Member who is then serving as the Manager shall also be deemed as a Withdrawal of the Manager for purposes of Section 6.1.

SECTION II
CONTINUATION AND NAME; PRINCIPAL OFFICE AND RESIDENT AGENT; PURPOSE; TERM; COMPLETE AMENDMENT AND RESTATEMENT

2.1. Continuation and Name. The Members hereby continue the limited liability company under the name Noble Story Co. LLC #1 pursuant to the provisions of the Act and the terms and conditions of this Agreement.

2.2. Principal Office and Resident Agent. The principal office of the Company in the State of Michigan shall be at 1424 Herrick Avenue NE, Grand Rapids, Michigan 49505. The Manager may at any time change the location of such office and may establish such additional offices as the Manager may deem desirable. Notification of the change of the principal office shall be given to the Members. The name and address of the resident agent for service of process in the State of Michigan is Adam Gregory, 1424 Herrick Avenue NE, Grand Rapids, Michigan 49505. The Manager may at any time change the name or address of such resident agent as the Manager may deem desirable.

2.3. Purpose. The purposes for which the Company is formed, and the lines of "Business" that it presently intends to pursue, either directly or, with the Consent of the Members, through one or more Affiliates, are to engage in and conduct any other lawful purpose and/or businesses permitted under the laws of the State of Michigan, as determined by the Consent of the Members, and to do any and all things necessary, convenient, or incidental to the foregoing purpose.

2.4. Term. The Company shall have perpetual existence, unless sooner terminated pursuant to the further terms of this Agreement.

2.5. Complete Amendment and Restatement. This Agreement amends, restates and replaces the Existing Agreement in its entirety.

SECTION III
UNITS; CAPITAL; CAPITAL ACCOUNTS

3.1 Units.

3.1.1 General. The membership interests in the Company shall be divided into three classes of interests referred to herein as "**Common Interests,**" "**Preferred Interests**" and "**Profits Interests**." The Common Interests, the Preferred Interests and the Profits Interests shall be issued in unit increments (each a "**Unit**" and collectively, the "**Units**"). There shall be initially authorized Ten Million (10,000,000) Units of Common Interests (the "Common Units"), Five Million (5,000,000) Units of Preferred Interests (the "**Preferred Units**"), and One Hundred Thousand (100,000) Units of Profits Interests (the "**P Units**"). Of the Five Million (5,000,000) Units of Preferred Interests that the Company is authorized to issue, (i) One million, Five Hundred Thousand (1,500,000) of such Units shall be designated as "**Series A Preferred Units**," and (ii) One million, Five Hundred and Ten Thousand (1,510,000) of such Units shall be designated as "**Series B Preferred Units**." The number and type of Units allocated to each Member is set forth on Schedule A. By reason of the application of the various provisions of this Agreement, the attributes of each Unit as to the other Units may or may not be identical. The Units may also be subject to vesting as determined by the Manager. The Units shall not be certificated. The Manager shall update Schedule A to reflect the issuance of additional Units or any transfers of Units made in compliance with the terms of this Agreement.

3.1.2 Creation of New Preferred Series. The Manager shall be authorized to create one or more classes or series of Preferred Units with such designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions as shall be fixed by the Manager in the exercise of its sole discretion and reflected in a written action or actions approved by the Manager (each a "**Series Designation**"). Except as otherwise expressly set forth herein or in any Series Designation, each Series Designation may be adopted without any action of the Members and each Series Designation that is adopted by the Manager shall be deemed to be (and shall automatically become) an amendment to this Agreement with the terms of such Series Designation being incorporated herein.

3.1.3 Conversion. From and after the date that each Series A Member and Series B Member has received the full amount of the distributions described in Section 4.3.3 and 4.3.4, respectively, the Company shall have the unilateral right to cause the conversion of the Series A Preferred Units and Series B Preferred Units into Common Units by delivering the Series A Members or Series B Member at least ten (10) days' advance written notice of such conversion and the Series A Members as holders of Series A Preferred Units or Series B Members as holder of Series B Preferred Units shall no longer have any of the rights of a holder of Series A Preferred Units or Series B Preferred Units, respectively, under this Agreement and instead shall become holders of Common Units. For the avoidance of doubt, upon such conversion, the Series A Members or Series B Member shall hold Common Units and any provisions of this Agreement that give special rights to the Series A Members as holders of Series A Preferred Units or Series B Members as holders of Series B Preferred Units as shall no longer apply.

3.1.4 Warrants. The Company may issue warrants to purchase Units on such terms as the Manager may determine from time to time. Schedule A to this Agreement shall set forth all such warrants, and the Manager shall update Schedule A as required from time to time.

3.1.5 Equity Incentives. The Manager may adopt an equity incentive plan and issue equity-based awards to executives, employees, and consultants with respect to Units as the Manager may determine from time to time. Schedule A to this Agreement shall set forth all such equity incentive awards, and the Manager shall update Schedule A as required from time to time.

3.1.6 Issuance of Additional Units. The Manager is authorized, in its sole discretion, to issue additional Units for any Company purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Manager shall determine, all without the approval of any Members, unless such approval is required by applicable law. Each Unit shall have the rights and be governed by the provisions set forth in this Agreement. Except to the extent expressly provided in this Agreement, no Units shall entitle any Member to any preemptive, preferential, or similar rights with respect to the issuance of Units.

3.1.7 Other Securities. The Manager is authorized, in its sole discretion, to issue additional securities of the Company, which may include, without limitation, unsecured and secured debt obligations of the Company, debt obligations of the Company convertible into Units, options, rights or warrants to purchase Units, including equity-based awards to executives, employees, and consultants, or any combination of any of the foregoing, from time to time ("**Additional Securities**"), to any Persons on terms and conditions established in the sole and complete discretion of the Manager, all without the approval of any Member, unless such approval is required by applicable law. Subject to Section 5, there shall be no limit on the number of other Additional Securities that may be so issued, and the Manager shall have sole and complete discretion in determining the consideration and terms and conditions with respect to any future issuance of any such Additional Securities. **Schedule A** to this Agreement shall set forth all such Additional Securities and the Manager shall update **Schedule A** as required from time to time.

3.1.7 P Units. The Manager shall have the right to issue P Units authorized by Section 3.1.1 representing profits interests to officers, directors, employees, independent contractors, or consultants of the Company or any subsidiary of the Company. Such P Units are intended to constitute "profits interests," as such term is used by Rev. Proc. 93-27 and Rev. Proc. 2001-43. Issuances of P Units pursuant to this Section 3.1.7 are intended to be nontaxable to their recipients to the fullest extent permitted by law, although neither the Members nor the Company makes any representation as to the tax consequences of the issuance of P Units pursuant to this Section 3.1.7. The P Units when issued may (but are not required to) be subject to a vesting schedule which will be determined by the Manager or a committee established by the Manager. P Units shall have no right to vote on any matter presented to the Members for their vote or approval. The grant of P Units shall be set forth in an award agreement which shall set forth (i) the Threshold Amount (as defined below); (ii) any restrictions upon the transfer of the P Units beyond those set forth in this Agreement; (iii) if applicable, the vesting schedule of the P Units; and (iv) any other provisions determined by the Manager or its designated committee. For purposes of this Agreement, "**Threshold Amount**" shall mean, with respect to any P Unit, the fair market value of

a Common Unit as of the date of grant of the P Unit as determined by the Manager ("**Fair Market Value**") and such determination of Fair Market Value shall be made by the Manager in its sole discretion (and with the aid of a formal third party valuation report when deemed necessary or advisable by the Manager in its sole discretion). P Members shall only share in any appreciation in the Fair Market Value of the Company from the date of issuance of such P Unit, to the extent of the distribution of Capital Proceeds hereof, and not in any of the Fair Market Value of the Company accrued prior to the issuance of the P Unit.

i. Immediately prior to the issuance of each P Unit pursuant to this Agreement, the Capital Accounts of the Members (other than the Person receiving the P Units) shall be adjusted to reflect the then Fair Market Value of the Company's assets. Each P Unit issued shall entitle its record owner to share in the appreciation in the Fair Market Value of the Company's assets from the date of issuance of such P Unit.

ii. Upon the execution by such Person of an award agreement, such person shall be admitted as a P Member of the Company and the percentage interests of all Members shall automatically be adjusted to reflect the issuance of such P Units.

3.2. Company Capital and Percentage of Interest.

3.2.1. No Member shall be paid interest on any Capital Contribution.

3.2.2. Except as otherwise provided in this Agreement, no Member shall have the right to withdraw, or receive any return of, his Capital Contribution.

3.2.3. Under circumstances requiring a return of any Capital Contribution, no Member shall have the right to receive property other than cash, but the Company shall have the right to distribute property instead of cash with the Consent of the Members.

3.2.4. Except as otherwise provided herein, no Member shall be required to contribute any additional capital or loan funds to the Company. No Member shall be liable for the debts and obligations of the Company, except as specifically provided herein.

3.2.5. An individual Capital Account shall be maintained for each Member.

3.2.6. Each Member of the Company and the Percentage Interest of each Member shall be as set forth on Exhibit A, as amended from time to time.

3.2.7. Increases or decreases in a Member's Capital Account shall not affect a Member's Percentage Interest.

3.3. Company Liabilities. No Member shall be under any obligation to be obligated for or guarantee any debts of the Company.

SECTION IV
PROFIT, LOSS AND DISTRIBUTIONS

4.1. Allocation of Profit or Loss. Except as provided in Section 4.2, Profit and Loss for each taxable year or other period shall be allocated *pro rata* among the Members according to their Percentage Interests. The Members recognize that Profit and Loss shall be allocated annually for tax and Capital Account calculations, even if no distributions are made to the Members.

4.2. Special Allocations. Notwithstanding any otherwise provision to the contrary in this Agreement the following provisions shall apply:

A. Qualified Income Offset. No Member shall be allocated Losses or deductions if the allocation causes such Member to have a Negative Capital Account in excess of its Restoration Amount.

B. Tax Credits. Any items of investment or other tax credit available to the Company under the Code shall be allocated *pro rata* among the Members according to their Percentage Interests when the property causing such credit is placed in service by the Company within the meaning of Treasury Regulations Section 1.46-3(f) or any successor statute or regulations.

C. Allocation Period. Items of income, gain, loss or deduction shall be allocated to the Members under this Section 4 as of the last day of each fiscal year; provided that such items shall also be allocated at such times as the Company assets are revalued and at such times as required under the Code and applicable Treasury Regulations.

4.3. Distributions of Capital Proceeds.

Subject to the terms of this Agreement and any restrictions contained in third-party loan documents approved and entered into by the Company, the Manager from time to time may determine the amount of cash and other property of the Company that is not reasonably necessary for the operation of the Company and is available for distribution to the Members, including, without limitation, Capital Proceeds and, in its discretion, may cause the Company to distribute such cash and property to the Members, in the following order of priorities:

4.3.1. To the payment of debts and liabilities of the Company (including, without limitation, all expenses of the Company incident to such Capital Transaction) (including loans or other debts and liabilities of the Company to Members or any Affiliated Person made in their capacities as lenders to the Company; then

4.3.2. To the establishment of any reserves which are reasonably necessary for contingent, unmatured, or unforeseen liabilities or obligations of the Company; then

4.3.3. To each holder of Series A Preferred Units until such time as an aggregate amount equal to 115% Capital Contributions of the Series A Members has been distributed pursuant to this Section 4.3.3, on a *parri passu* basis.

4.3.4. To each holder of Series B Preferred Units until such time as an aggregate amount equal to 110% Capital Contributions of the Series B Members has been distributed pursuant to this Section 4.3.4, on a *parri passu* basis.

4.3.5 To each holder of Common Units until such time as an aggregate amount equal to the Capital Contributions of the Common Member has been distributed pursuant to this Section 4.3.5, on a *parri passu* basis.

4.3.6 Once each Series A Member, Series B Member and Common Member has had their respective Capital Contributions reduced to zero, distributable cash, including Capital Proceeds, shall be distributed to all Members, *pro rata*, in proportion to their respective Percentage Interests; provided, however, that P Members shall only receive distributions in an amount that is equal to the excess of the distributable cash available for distribution for a Common Unit over the Threshold Amount applicable to such P Units.

4.3.7 Notwithstanding the foregoing, if the Company makes a distribution pursuant to this Section 4.3, then any cash or property that is otherwise distributable with respect to P Units which are not vested P Units shall not be distributed. P Members will only receive the distributions described in Section 4.3.6 to the extent that their P Units are vested.

4.4. <u>Liquidation or Dissolution</u>.

4.4.1. In the event of a Liquidity Event, the assets of the Company or proceeds from the Liquidity Event will be distributed as follows:

A. First, all debts and liabilities of the Company (including loans or other debts and liabilities of the Company to Members or any Affiliated Person made in their capacities as lenders to the Company), actual or contingent, shall be paid or reasonably reserved for, in accordance with Michigan or other applicable law; then

B. Second, to the Members in accordance with the priorities set forth in Section 4.3.

C. Thereafter, the remaining assets or proceeds from the Liquidity Event will be distributed to the holders all Interests, pro rata, in proportion to their Percentage Interests in the Company.

4.4.2. No Member shall be obligated to restore a Negative Capital Account at any time, including upon the dissolution of the Company.

4.5. <u>General</u>.

4.5.1. Subject to this Agreement and any third party loan agreements approved and entered into by the Company, the timing and amount of all distributions shall be as determined by the Manager.

4.5.2. Except as otherwise provided, for each taxable year of the Company, all Profit and Loss of the Company shall be allocated at and as of the end of the taxable year. The Manager shall distribute to each Member a report of the allocations of Profit and Loss within ninety (90) days after the end of such taxable year.

4.5.3. All Profit and Loss shall be allocated, and except as otherwise provided, all distributions of cash shall be distributed to the Persons on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made.

4.5.4. The methods in this Agreement by which Profit, Loss, and distributions are allocated, apportioned, and paid are consented to by each Member as an express condition to becoming a Member. The Manager is authorized, upon the advice of the Accountant or of legal counsel to the Company, to amend this Section 4 to comply with the Code and the regulations promulgated under Section 704(b) of the Code.

SECTION V
MANAGEMENT

5.1. General.

5.1.1. Subject to this Agreement, the Company shall be managed by one or more Manager, who may be removed and replaced by the Consent of the Members. **2A Entertainment is affirmed as the Manager**.

5.1.2. The Manager is granted the full, exclusive, and complete power and authority to manage, control, administer and operate the business and affairs of the Company and the Company's assets (including managing and deciding for any Subsidiary) for the purposes herein stated, to make all decisions affecting such business and affairs, to adopt such accounting rules and procedures as it deems appropriate in the conduct of the business and affairs of the Company, including for Company purposes, the power to decide and take the actions in this Section 5.1.2, as follows:

A. To acquire by purchase, lease or otherwise, any personal property, tangible or intangible, which may be necessary to the accomplishment of the purposes of the Company;

B. To operate and maintain any real estate and any personal property, necessary to the accomplishment of the purposes of the Company;

C. To sell, dispose, trade, or exchange assets of the Company in the ordinary course of the Company's business;

D. To enter into agreements and contracts with parties in the ordinary course of the Company's business;

E. To purchase at the expense of the Company, liability and other insurance to protect the Company's properties, as well as the Members and the Manager;

F. To execute any and all other instruments and documents in the ordinary course of the Company's business, which may be necessary or in the reasonable opinion of the Manager desirable to carry out the intent and purpose hereof;

G. Leasing, licensing or granting any right to use any assets of the Company in the ordinary course of the Company's business;

H. To enter into any kind of activity and to perform and carry out contracts of any kind necessary to, or in connection with, or incidental to the accomplishment of the purposes of the Company, so long as said activities and contracts may be lawfully carried on or performed by a limited liability company under the laws of the State of Michigan;

I. To invest and reinvest Company reserves in highly liquid short-term instruments or money market funds (including any bank accounts or brokerage account which are not insured by the FDIC);

J. To enter into agreements with Affiliated Persons of a Member or Manager on commercially reasonable terms and for fair consideration; and

K. To delegate to officers, agents, employees and Affiliated Persons of the Manager the power to implement any of the foregoing rights and duties.

If there are two or more Managers, then no Manager shall have the authority under this Section to act individually, and all decisions shall be made by an affirmative majority vote of the Managers ("Manager Consent"). If a Manager must act immediately, and it would be impractical to obtain Manager Consent, that Manager may act, but only to the extent necessary or until a Manager Consent can be obtained.

5.2. Restrictions on Authority. Notwithstanding anything to contrary in Section 5.1., the Manager shall not have the authority to undertake these actions on behalf of the Company or any Subsidiary without the Consent of the Members:

A. Engaging in a Liquidity Event;

B. Dissolving the Company;

C. Changing the Company's business or adopting a new line of business;

D. Purchasing or redeeming Membership Interests or Units;

E. Declaring bankruptcy or engaging in any other Act of Insolvency by the Company; or

F. Amending in any material respect the Articles of Organization or this Agreement.

5.3. Personal Services; Other Activities.

5.3.1. The Manager shall be entitled to reimbursement for its ordinary and necessary out-of-pocket expenses incurred in connection with the activities of the Company. Except as otherwise approved by the Consent of the Members, the Manager, and any person serving as an officer or agent of the Company, including an Affiliate of the Manager, shall be entitled to receive reasonable compensation for serving in such capacity in an amount determined by the Manager.

5.3.2. Any Member may engage independently or with others in other business ventures of every nature and description; and neither the Company nor any Members shall have any rights in such independent ventures or the income or profits derived from it.

5.4. Business Management and Control.

5.4.1. Subject to this Agreement, the Manager shall have the exclusive right to manage the business of the Company. Subject to this Agreement, no Member (except one who may also be a Manager, and then only in his capacity as a Manager) shall participate in or control the Company business, or have any right or authority to act for or bind the Company except as required by law.

5.4.2. Subject to the restrictions in this Agreement, the Manager shall have the full power to execute, for and on behalf of the Company, any documents and instruments which may be necessary or desirable to carry on the business of the Company, including, without limitation, any deeds, contracts, leases, mortgages, deeds of trust and promissory notes pertaining to the Company's assets or obligations.

5.5. Duties and Obligations. The Manager shall conduct the affairs of the Company in the best interests of the Company, including the safekeeping and use of all Company funds and assets to benefit the Company. The Manager shall act in good faith and exercise due diligence in all activities relating to the conduct of the business of the Company. The Manager shall cause the Company to, at all times, operate its business under all laws.

5.6. Liability of a Manager; Indemnification.

5.6.1. No Manager (including its officers, agents and employees) shall be liable, responsible, or accountable, in damages or otherwise, to any Member for any act performed by such Manager within the scope of the authority conferred on it by this Agreement, except for acts of fraud, willful misconduct, other malfeasance, or gross negligence.

5.6.2. The Manager (including its officers, agents and employees) may have indemnity from the Company for any act performed by it within the scope of the authority

conferred on it by this Agreement, except for acts of fraud, willful misconduct, other malfeasance, or gross negligence, provided that any indemnity under this Section shall be provided out of and for Company assets only, and no Member shall have any personal liability because of it beyond its Capital Contributions.

5.7. Meetings of Voting Members.

5.7.1. Meetings of Voting Members of the Company shall be held where Voting Members may mutually agree in writing by no less than 35% of the aggregate Percentage Interest in the Company, on no less than forty-eight (48) hours' prior notice, or on such shorter notice as may be mutually agreed by no less than 65% of the aggregate Percentage Interest in the Company held by the Voting Members. Voting Members may participate in meetings via teleconference. Notice of the time and place of each meeting shall be given in writing by the Person calling such meeting to each Voting Member (which notice may be given to any Voting Member via electronic mail to the last known electronic mail address of such Voting Member). If the Voting Members take action by meeting, and not all of the Members are present, the Company shall promptly provide a copy of the minutes of such meeting to any Members who were not present.

5.7.2. Except as otherwise provided in the Act or this Agreement, the Consent of the Members shall be required to approve any action or other matter of business coming before the Members. To avoid doubt, the foregoing sentence shall not be deemed to limit the power or authority of the Manager under Section 5.1, subject to Section 5.2.

5.7.3. If the Voting Members take action by written Consent of the Members the Company shall promptly provide a copy of the same to any Members who did not execute such written action.

5.7.4. No Member is an agent of the Company solely by being a Member, and no Member has the authority to act for the Company solely by being a Member. Any Member who takes any action or binds the Company in violation of this Section 5(g) shall be solely responsible for any loss and expense incurred by the Company because of the unauthorized action and shall indemnify and hold the Company harmless regarding the loss and expenditure.

SECTION VI
WITHDRAWAL AND REPLACEMENT OF MANAGER

6.1. Withdrawal of a Manager. In the event of a resignation or Withdrawal of any Manager, a successor Manager, who may be, but shall not be required to be a Member, may be appointed with the Consent of the Members and the successor Manager shall become the Manager of the Company upon its acceptance of such designation and agreement, in writing, to comply with the terms and provisions of this Agreement.

SECTION VII
TRANSFERS OF INTERESTS OF MEMBERS

7.1. Restrictions on Transfers by a Member. Subject to Section 7.5 and Section 7.6.4 below, no Member shall have the right to Transfer all or any portion of his Interest in the Company without the consent of the Manager, which consent may be withheld in its sole and absolute discretion. Any Transfer made without the consent of the Manager shall be void ab initio. In addition, no permitted transferee of any such Interest shall be admitted to the Company as an additional or substitute Member unless all of the conditions of Section 7.2 hereof have been satisfied.

7.2. Substitute Member.

7.2.1. No Person taking or acquiring, by whatever means, the interest of any Member in the Company shall be admitted as a substitute Member unless such Person:

A. Has received any consent required pursuant to Section 7.1;

B. Elects to become a substitute Member by delivering notice of such election to the Company;

C. Executes, acknowledges, and delivers to the Company such other instruments as the Manager may deem necessary or advisable to effect the admission of such Person as a substitute Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement; and

D. Pays a reimbursement amount to the Company in an amount sufficient to cover all reasonable expenses connected with the admission of such Person as a substitute Member.

7.2.2. The Manager shall amend Exhibit A attached hereto from time to time to reflect the admission of an Additional Member or a substitute Member.

7.3. Assignees. If a Transfer of an interest complies with the provisions of this Section including Section 7.1, but the Person acquiring such Interest is not admitted as a substitute Member pursuant to Section 7.2 hereof, such Person shall be entitled to receive only the distributions and allocations with respect to such Interest as set forth in this Agreement, but shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not be entitled to any of the other rights of a Manager or a Member under the Act or this Agreement.

7.4. Incapacity or Act of Insolvency. In the event of the Incapacity or Act of Insolvency of a Member, his successors, assigns, or personal representatives shall have all the rights of such Member for the purpose of settling or managing his estate or property, but shall not be entitled to vote on any matter affecting the Company, and, unless admitted as a substitute Member pursuant

to Section 7.2, shall be a mere assignee as provided in Section 7.3 hereunder. The Incapacity or Act of Insolvency of a Member shall not dissolve the Company.

7.5 Permitted Transfers. Notwithstanding the provisions of Sections 7.1, 7.6 and 7.7, without the consent of the Manager (each of the following, a "Permitted Transfer"): (A) any Member may Transfer all or a portion of its Interest to another Member; and (B) any Member may transfer all or any portion of its Interest (i) to any Entity for the benefit of any one or more of such Member's Family Members; or (ii) to any one or more of such Member's Family Members as a testamentary transfer. Any of the Persons receiving a Permitted Transfer shall be referred to as a "Permitted Transferee."

7.6. Right of First Refusal.

7.6.1. If a Member (individually, a "Transferor") receives a bona fide written offer (the "Transferee Offer") from any other Person (other than a Person who would otherwise be a Permitted Transferee) (a "Transferee") to purchase all or any portion of or any interest or rights in the Transferor's Interest (the "Transferor Interest"), then, prior to any Transfer of the Transferor Interest, the Transferor shall give the remaining Members (the "Remaining Members") written notice (the "Transfer Notice") containing each of the following:

(a) the Transferee's identity;

(b) a true and complete copy of the Transferee Offer; and

(c) the Transferor's offer (the "Offer") to sell the Transferor Interest to the Remaining Members for a total price equal to the price set forth in the Transferee Offer (the "Transfer Purchase Price"), which shall be payable on the terms of payment set forth in the Transferee Offer.

7.6.2. The Offer shall be and remain irrevocable for a period (the "Offer Period") ending at 11:59 P.M. Eastern time, on the thirtieth (30th) day following the date the Transfer Notice is given to the Remaining Members. At any time during the Offer Period, any Remaining Member, or the Remaining Members (or any portion thereof) collectively, may accept the offer by notifying the Transferor in writing that the Remaining Member(s) intend to purchase all, but not less than all, of the Transferor Interest. If two (2) or more Remaining Members desire to accept the Offer, then, in the absence of an agreement between or among them, each such Remaining Member shall purchase the Transferor Interest in the proportion that such Member's respective Percentage bears to the total Percentages of all of the Remaining Members who desire to accept the Offer. If one or more Remaining Members accept the Offer, then the parties shall fix a closing date (the "Transfer Closing Date") for the purchase, which shall not be earlier than ten (10) or more than ninety (90) days after the expiration of the Offer Period.

7.6.3. If any Remaining Member accepts the Offer, the Transfer Purchase Price shall be paid in immediately available funds on the Transfer Closing Date in accordance with the payment terms set forth in the Transferee Offer.

7.6.4. If no Remaining Member accepts the Offer (within the time and in the manner specified in this Section), then the Transferor shall be free for a period (the "Free Transfer Period") of ninety (90) days after the expiration of the Offer Period to Transfer the Transferor Interest to the Transferee, for the same or greater price and on the same terms and conditions as set forth in the Transfer Notice. The Transfer shall be subject, however, to the provisions of Section 7.2.1 (other than 7.2.1.A) and Section 7.7. If the Transferor does not Transfer the Transferor Interest in accordance with this Section 7.6 within the Free Transfer Period, the Transferor's right to Transfer the Transferor Interest pursuant to this Section shall cease and terminate, and any future attempt to Transfer will again be subject to the provisions of this Section 7.6.

7.6.5. Any Transfer by the Transferor after the last day of the Free Transfer Period or without strict compliance with the terms, provisions, and conditions of this Section and the other terms, provisions, and conditions of this Agreement, shall be null and void and of no force or effect.

7.6.6 The Manager may in its sole discretion elect not to require any Member's Transfer to be subject to this Section 7.6.

7.7. Tag-Along Rights.

7.7.1. Subject to the provisions of Section 7.6 and Section 7.7.7, and except in connection with any Permitted Transfer, no Member or group of Members (the "Selling Member(s)") shall voluntarily Transfer any of its Interests representing more than 50% of the then outstanding Units or otherwise engage in any other form of change in control of the Company (e.g., a merger transaction) to any other Person (other than to a Person that would constitute a Permitted Transfer) (a "Third-Party") unless the remaining Members (collectively, the "Tag-Along Members") are given the opportunity ("Tag-Along Right") to transfer to the Third Party a portion of their Interests on the same terms and conditions as are obtained by the Selling Member(s) (provided, however, that the allocation of the purchase price among each of the Members shall be on the same terms described in Section 4.4).

7.7.2. Prior to any Transfer of the Selling Member(s)'s Interest, the Selling Member(s) shall give the Tag-Along Members written notice (the "Tag-Along Notice") containing the following:

(a) the Third-Party's identity; and

(b) a true and complete copy of any offer by the Selling Member(s) to sell their Interest to the Third-Party or by the Third-Party to purchase the Selling Member(s)'s Interests, as the case may be.

7.7.3. The Tag-Along Members shall have until 11:59 P.M. Eastern time, on the thirtieth (30th) day following the date the Tag-Along Notice is given to the Tag-Along Members to exercise their Tag-Along Right by providing written notice to the Selling Member(s) that the Tag-Along Member desires to participate in the sale of Interests to the Third-Party.

7.7.4. Unless the Third Party is willing to acquire all of the Interests of the Selling Member(s) and all of the Interests of the Tag-Along Members who elect to participate in the sale of Interests, then the Selling Member and participating Tag-Along Members shall sell their Interests to the Third Party on a pro rata basis in accordance with their respective Percentage Interests. For example, if the Third-Party is only willing to purchase 70% of the Percentage Interests in the Company, then the Selling Member(s) and each participating Tag- Along Member shall be entitled to sell 70% multiplied by its respective Percentage Interest.

7.7.5. If some or all of the Tag-Along Members exercise the Tag-Along Right, then the Selling Member(s) shall not transfer any of the Selling Member(s)'s Interests to the Third Party unless the Third Party also acquires the Interests of such other Member(s) in accordance with the provisions of this Section 7.7.

7.7.6. Notwithstanding anything to the contrary contained in Section 7.7.1, upon a sale of one hundred percent (100%) of all Members' Interests pursuant to Section 7.7.1, all proceeds received from such sale (other than Member Service Proceeds (defined below)) shall be payable to the Members in the same priority for the distribution of Capital Proceeds set forth in Section 4.3.

7.7.7. The provisions of this Section 7.7 shall only apply to the extent that the Offeree Members(s) do not exercise their rights under Section 7.8 below.

7.7.8 The Manager may in its sole discretion elect not to require any Member's Transfer to be subject to this Section 7.7.

7.8. Drag Along Rights.

7.8.1. In the event that one or more Members owning greater than fifty percent (50%) of the Interests (the "Offeree Member(s)") receive(s) a Bona Fide Offer to purchase such Interests and in further event that the Offeree Member(s) shall desire to accept such Bona Fide Offer, then the Offeree Member(s) shall have the right (but not the obligation) to deliver written notice (the "Drag Along Notice") to the other Members which shall state (i) that the Offeree Member(s) propose(s) to effect such a transaction and to require all of the other Members to sell their Interests on the same terms and conditions, (ii) the proposed purchase price to be paid by the Bona Fide Offeror and (iii) the name of the Bona Fide Offeror, and which notice shall include a copy of all documents between the Offeree Member(s) and the Bona Fide Offeror necessary to establish the terms of the transactions with respect to the Interests. The other Members hereby agree that, upon receipt of such Drag Along Notice, the other Members shall be obligated to sell, contemporaneously with the sale by the Offeree Member(s) of its Interest(s) to the Bona Fide Offeror, all of the other Members Interest(s)' upon the terms and conditions of such transaction (and otherwise take all necessary action to cause the consummation of the proposed transaction). For the purposes of this Agreement, a "Bona Fide Offer" shall mean and refer to a good faith offer in writing to purchase an Interest by a Person who or which is not affiliated with, or related to, any Member, providing that any purchase in connection therewith shall be subject to the terms and provisions of this Agreement and setting forth all other relevant terms and conditions of the proposed purchase. Each Member shall be entitled to a full and comprehensive review of any such

Bona Fide Offer, including, without limitation, any amounts or other compensation (be it tangible or intangible, such as, for example, options to acquire ownership interest) paid to the Offeree Member(s) in respect of their agreement (i) to sell their Interest(s), (ii) to work for, serve as an officer of, or consult on behalf of the Bona Fide Offeror (and/or its Affiliate) or (iii) to force the sale of the Company pursuant to this section; provided, however, that, any bona fide, reasonable compensation and benefits to be paid to the Offeree Member(s) for future services or non-competition covenants shall not be considered part of the purchase price for the sale of their Interest(s) ("Member Service Proceeds"). Notwithstanding anything to the contrary contained in this Section 7.8, upon a sale of one hundred percent (100%) of all Members' Interests pursuant to this Section 7.8, all proceeds (other than Member Service Proceeds) received from such sale shall be payable to the Members in the same priority for the distribution of Capital Proceeds set forth in Section 4.3. If a Member should fail to deliver any requisite documentation or take any requisite action in order to effectuate the transaction contemplated by the Drag Along Notice, said Member hereby grants to the Company, and any representative designated by the Manager without further action, a limited irrevocable power of attorney to execute such documents as are necessary to effect such transaction on behalf of such Member, which power of attorney shall be deemed to be coupled with an interest.

SECTION VIII
DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

8.1. Events Causing Dissolution.

8.1.1. The Company shall continue in effect in perpetuity, except that the Company shall dissolve prior to such date upon the happening of any of the following events:

(i) the Transfer of all of the assets of the Company for cash or cash equivalents; or

(ii) the election by the Consent of the Members to dissolve the Company.

8.1.2. Dissolution of the Company shall be effective on the day on which

the event occurs giving rise to the dissolution, but the Company shall not terminate until the Company's articles of organization have been canceled and the assets of the Company have been distributed as provided in Section 8.2.

8.2. Liquidation.

8.2.1. As soon as practicable after the dissolution of the Company, the Manager (or, in the event of the Incapacity of the sole Manager, any Member) may give Notification to all the Members of such fact and shall prepare a plan as to whether and in what manner the assets of the Company shall be liquidated or transferred to a successor Entity. All expenses incurred in the reformation, or attempted reformation, of the Company shall be deemed to be expenses of the Company.

8.2.2. Except as expressly provided by approval of the voting Members pursuant to Section 8.2.1, upon dissolution of the Company, the Manager or, in the event of the Incapacity of the sole Manager, any person(s) designated by the Manager (in either event, the "Liquidator"), shall liquidate the assets of the Company, apply and distribute the proceeds thereof in accordance with Section 4.4, and cause Articles of Cancellation to be filed. A Manager, any one or more Members, or any Affiliated Person of either may purchase such assets with the consent of the Liquidator and the Consent of the Members.

8.2.3. Notwithstanding the provisions of Section 8.2.2, in the event the Liquidator shall determine that an immediate sale of part or all of the Company assets would cause undue loss to the Members, the Liquidator, in order to avoid such loss, may, after having given Notification to all the Members, either defer liquidation of and withhold from distribution for a reasonable time any assets of the Company except those necessary to satisfy the Company's debts and obligations, or distribute the assets to the Members in kind.

SECTION IX
BOOKS, RECORDS, ACCOUNTING, AND TAX ELECTIONS

9.1. Bank Accounts. Except for the short-term investment of reserve funds as provided for in Section V, all funds of the Company shall be deposited in its name or in such name as required by any lender in such bank account or accounts as shall be designated by the Manager. Checks shall be drawn on the Company checking account for Company purposes only, and shall require such signature or signatures as the Manager may, from time to time, determine. Company funds may be disbursed from a central disbursement account of an Affiliate of the Manager.

9.2. Books, Records and Reports.

9.2.1. The books and records of the Company shall be kept at the principal office of the Company (or at such other office as the Manager may, from time to time, designate). Each Member shall at all reasonable times and upon prior reasonable notice to the Manager have access thereto. The books shall be kept on the cash or accrual method of accounting, as determined by the Manager. The fiscal year of the Company shall be the calendar year.

9.2.2. Except as otherwise required in connection with the annual budget, the Manager shall provide each voting Member with identical written reports of the activities of the Company on an annual basis. The Company will deliver to the voting Members annual and other information as determined by the Manager.

9.2.3. Unless an extension is obtained (in which the case the time for delivery shall be extended), within ninety (90) days after the end of each taxable year, the Manager shall send to each Person who was a Member at any time during the taxable year then ended, an annual compilation report prepared by the Company's Accountant at the Company's expense, together with such tax information as shall be necessary for the preparation by each Member of his federal income and other tax returns. At the request of any Member, and at such Member's expense, the

Manager shall cause an audit of the Company to be prepared by independent accountants for the period requested by such Member.

9.3. Special Basis Adjustment. In the case of a distribution of property made in the manner provided in Section 734 of the Code, or in the case of a Transfer of a Company Interest permitted by this Agreement made in the manner provided in Section 743 of the Code, if requested by any Member, the Manager on behalf of the Company, shall file an election under Section 754 of the Code in accordance with the procedures set forth in the applicable Treasury Regulations. If such an election is filed, the Manager will be required to provide any additional accounting or tax information with respect to any adjustment to basis for any Member. The Manager agrees to give to the Members such information as the Member may reasonably request as to the effects of any such Section 754 election. Any additional expense incurred by the Company as a result of such Section 754 election shall be borne by the electing Member.

9.4. Certain Tax Matters.

9.4.1 The Manager shall prepare or cause to be prepared, and shall file, on or before the due date (or any extension thereof), all federal, state or local tax returns required to be filed by the Company.

9.4.2 No election shall be made by the Company or any Member for the Company to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.

SECTION X
GENERAL PROVISIONS

10.1. Assurances.

10.1.1. Each Member hereby agrees to execute all such certificates and other documents conforming hereto and to do all such filing, recording, publishing and other acts as may be deemed by the Manager appropriate to comply with the requirements of law for the formation and operation of a limited liability company and any amendment or cancellation of any certificate thereof.

10.1.2. Each Member hereby agrees to execute, and deliver to the Company within five (5) days after receipt of the Manager's written request therefor, such statements of interest and holdings, designations, and other instruments which the Manager deems reasonably necessary to comply with any laws, rules and regulations relating to the operation of the Company's business.

10.2. Notifications. Except as otherwise provided in Section 5.7.1., all Notifications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if mailed from within the United States by first class mail, postage prepaid, certified mail, return receipt requested, if sent by FedEx or other reputable overnight carrier, with request for delivery confirmation, and addressed to the Member at his or her address set forth on Exhibit A, by email at his or her address set forth on Exhibit A, or text

message. Notice shall be considered given three (3) days after depositing it in the mail as provided herein, on the date of the delivery confirmation from FedEx or other reputable overnight carrier as provided herein, or at the time the email or text message is sent. Time periods shall commence on the date of mailing of a Notification. Any Notification which is required to be given within a stated period of time shall be considered timely if postmarked before midnight of the last day of such period. Any Member may change his address by giving Notification in writing stating his new address to the Company and a Manager may change his address by giving such Notification in writing stating the new address to all Members. Commencing on the seventh day after the giving of such Notification, such newly designated address shall be such Member's address for the purposes of all Notifications required or permitted to be given pursuant to this Agreement.

10.3. Acknowledgments and Representations. Each Member, and, if applicable, each owner of a Member that is an Entity, by its execution of this Agreement, agrees to be bound by all the terms and provisions of this Agreement. Each Member and, each owner of a Member, also represents and acknowledges that: (1) it has acquired its Interest for its own account and for investment purposes only and not for resale or distribution; (2) it is capable, by reason of its net worth or otherwise, of bearing the economic risks of making an investment in the Company, including the potential of complete loss of its Initial Capital Contribution and any additional capital contributions subsequently made; (3) it has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of its investment herein; (4) it must bear the economic risk of owning its Interest indefinitely, and the potential of complete loss of its Initial Capital Contribution and any additional capital contributions subsequently made; (5) any future sale, transfer, exchange or other disposition of its Interest may be made only in accordance with applicable federal and state securities laws; (6) it has had an opportunity to ask any questions it might have regarding the Interests and to receive satisfactory responses to such questions from the Manager; (7) the acquisition of its Interest involves a high degree of risk and it has taken full cognizance of and understands all of the risk factors related to the purchase of and ownership of its Interest, particularly in a Business with the purposes for which the Company has been formed; and (8) it has not relied on the Manager, a Director or any Member or Affiliated Person of the Manager, a Director or a Member for investment advice with respect to its investment herein.

10.4. Waiver of Partition. Each Member hereby waives any right of partition or any right to take any other action which otherwise might be available to him for the purpose of severing his relationship with the Company or his interest in the assets held by the Company from the interests of the other Members, except as provided in this Agreement.

10.5. Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Members. It supersedes all prior written and oral statements (including letter agreements) and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever. Notwithstanding the foregoing, if a particular Member also shall have entered into a subscription agreement or equity purchase agreement or other type of agreement with the Company that additional agreement shall also be effective; provided, however, if there is any contradiction, inconsistency or ambiguity between any other agreement and this Agreement, the provisions of this Agreement shall take precedence over the terms of any other agreement.

10.6. Applicable Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws, not the law of conflicts, of the State of Michigan.

10.7. Section Titles. The headings herein are inserted only as a matter of convenience and reference, and in no way define, limit or describe the scope of this Agreement, or the intent of the provisions hereof.

10.8. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and assigns, to the extent, but only to the extent, same is provided for in accordance with, and permitted by, the provisions of this Agreement.

10.9. Venue; Personal Jurisdiction. The venue for any suit involving this Agreement shall be in the State of Michigan. Each of the Members hereby irrevocably consents that the state courts of Michigan shall have exclusive jurisdiction and waives any right to bring a lawsuit or otherwise seek relief in a federal court. Each Member further hereby irrevocably consents to personal jurisdiction by any state court located in the State of Michigan for any suit involving this Agreement.

10.10. Amendment. Except as expressly provided otherwise herein, this Agreement may not be amended except in a writing signed by Members constituting the Consent of the Members; provided, however, that the Manager may, subject to the other terms of this Agreement, revise Exhibit A from time to time to reflect the admission of such new Member(s).

10.11. Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person(s) or Entity(ies) may in the context require. Any reference to the Code or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned.

10.12. Separability of Provisions. Each provision of this Agreement shall be considered separable and (a) if for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid, or (b) if for any reason any provision or provisions herein would cause the Member to be bound by or personally responsible for debts, liabilities or other obligations of the Company under the laws of the State of Michigan as the same may now or hereafter exist, such provision or provisions shall be deemed void and of no effect.

10.13. Counterparts; Facsimile. This Agreement may be executed simultaneously in two or more counterparts, and delivered by facsimile or other electronic means, each of which shall be deemed an original, and all of which when taken together constitute one and the same instrument binding on the Members. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

10.14. Confidentiality.

10.14.1. Confidentiality Obligation. Each party to this Agreement agrees not to divulge, communicate, use to the detriment of the Company or for the benefit of any other Person, or misuse in any way, any confidential information or trade secrets of the Company, including personnel information, secret processes, know-how, customer lists, formulas or other technical data, except as may be required by law; provided, however, that this prohibition shall not apply to (i) any information which, through no improper action of such Person, is publicly available or generally known in the industry; or (ii) any information which is disclosed upon the prior written consent of the Manager. Each party to this Agreement acknowledges and agrees that any information or data such party has acquired or shall acquire with respect to any of these matters or items shall be received in confidence and as a fiduciary of the Company.

10.14.2. Additional Confidentiality Obligation. Each party to this Agreement agrees that it shall not, and the Company shall not, divulge, communicate, use to the detriment of the Company or any Member or for the benefit of any other Person, or misuse in any way, any of the terms or provisions of this Agreement or the names, addresses or identifying information of any Member, Director, or Manager (except as may be required under applicable law), including but not limited to, references on or links to websites or press releases, in each case without the prior written consent of such Member.

10.14.3. Non-Disclosure and Assignment of Proprietary Rights. Each Member may, and employee and consultant of the Company shall, be required to enter into an additional non-disclosure and proprietary rights assignment agreement in mutually-agreed form pertaining to the Company's confidential information and data, inventions, and trade secrets.

10.14.4. Damages for Breach of Confidentiality. It is agreed among the Members that the Company or the applicable Member, as the case may be, would be irreparably damaged by reason of any violation of the provisions of Section 10.14.1 or 10.14.2, and that any remedy at law for a breach of such provisions would be inadequate. Therefore, the Company or the applicable Member, as the case may be, shall be entitled to seek and obtain injunctive or other equitable relief (including, but not limited to, a temporary restraining order, a temporary injunction or a permanent injunction) against any holder of any Interest for a breach or threatened breach of such provisions and without the necessity of proving actual monetary loss. It is expressly understood among the parties that this injunctive or other equitable relief shall not be the Company’s or the applicable Member’s, as the case may be, exclusive remedy for any breach of Section 10.14.1 or 10.14.2 and the Company or the applicable Member, as the case may be, shall be entitled to seek any other relief or remedy that the Company or the applicable Member, as the case may be, may have by contract, statute, law or otherwise for any breach hereof, and it is agreed that the Company or the applicable Member, as the case may be, shall also be entitled to recover its reasonable attorneys’ fees and expenses in any successful action or suit against the holder of any Interest relating to any such breach.

10.15 Conversion to a Corporation; Election to be Taxed as a Corporation.

10.15.1 In the event the Manager shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Manager to be in the best interests of the Company, the Manager, in its sole discretion, shall have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "**Corporate Conversion**" and such new corporation, the "**Issuer Corporation**"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Units, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Manager in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Manager deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of options and/or profits interests, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Manager shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Manager, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "**Corporate Governing Documents**").

10.15.2 In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters' appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Manager in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Manager shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Manager may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

10.15.3 As security for the performance of each Member's obligations pursuant to this Section 10, each Member hereby grants to the Manager, with full power of substitution and resubstitution, an irrevocable proxy to vote, if necessary, all Units, at all meetings of the Members held or taken after the date hereof with respect to a Corporate Conversion or Corporate Governing Documents, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Manager, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents, including the Corporate Governing Documents, with respect to any such vote or any actions by written consent of the

Members taken after the date hereof or to effectuate the Corporate Governing Documents. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a public offering pursuant to a registration statement (or offering statement filed pursuant to Regulation A) filed with the Securities and Exchange Commission (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

10.15.4 The Manager, at any time, without the need to obtain the consent of the Members, may make an election on behalf of the Company with the Internal Revenue Service such that the Company will be taxed as a corporation instead of a partnership.

10.16. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION OTHERWISE PERMITTED HEREUNDER, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SUBSECTION.

10.17. Separate Counsel. Each Member has had the opportunity to consult with independent counsel in the negotiation and finalization of this Agreement, and is relying on that counsel and no other in determining whether to commit to the covenants and agreements contained herein. This Agreement has been discussed and negotiated by the Parties hereto and their counsel, if any, and shall be given a fair and reasonable interpretation in accordance with the terms hereof, without consideration or weight being given to its having been drafted by any party hereto or its counsel.

IN WITNESS WHEREOF, the Members acknowledge that this Agreement is their voluntary and knowing act, and acknowledge under the penalties for perjury, to the best of their knowledge, information and belief, that the matters and facts set forth herein are true in all material respects, and that they have executed this Agreement as of the date set forth below, and with the effective date set forth hereinabove, intending to be legally bound hereby.

WITNESS:	**MEMBERS:**
	2A Entertainment, LLC
Jessica Gregory ________________________________	DocuSigned by: By: Adam Gregory 0C716FC6524D4B2... Name: Adam Gregory, Manager

2A Entertainment, LLC

Danielle Teravskis
____

By: DocuSigned by: Andrew Teravskis FB7415FB87724B8... _______________________________________
Name: Andrew Teravskis, Manager

[Member Signature Page Continued on Next Page]

THE UNDERSIGNED HEREBY AGREES TO SERVE AS THE MANAGER OF THE COMPANY IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE AGREEMENT.

Jessica Gregory

____

By: DocuSigned by: Adam Gregory 0C716FC6524D4B2...

Name (if an entity): 2A Entertainment, LLC

Title (if an entity): Manager

MEMBER SIGNATURE:

October 21, 2021

By: DocuSigned by: John Yarbrough E8B0D73D2DE541E...
Name: John Yarbrough

MEMBER SIGNATURE:

October 21, 2021
____

By: ____
DocuSigned by:
00E48950266B4BB...
Name: Willard Mott

MEMBER SIGNATURE:

October 16, 2021

By: DocuSigned by: [signature] 35AF410787FE443...

Name: Bruce Gregory

MEMBER SIGNATURE:

October 21, 2021

By: DocuSigned by: Daniel Yutzy 3BCDA586E71242B...

Name: Daniel Yutzy

Member Signature:

October 15, 2021

____

By: DocuSigned by: Aimee Minnich 49D0A1F2DEF344F...

Name (if an entity): Impact Investing Charitable Trust

Title (if an entity): Aimee Minnich

MEMBER SIGNATURE:

October 15, 2021
____

DocuSigned by:

By: ____

B77517E7C7F14B3...

Name: Kevin Plank

EXHIBIT A

NOBLE STORY CO. LLC #1
SECOND AMENDED AND RESTATED OPERATING AGREEMENT

Names and Addresses, Capital Contributions, and Percentage Interests of Members

Name and Address	Capital Contributions	Common Units	Series A Preferred Units	Series B Preferred Units	Percentage Interest
2A Entertainment, LLC [redacted] Attn: Adam Gregory	$1000.00	2,500,000	0	0	83.47%
Willard Mott [redacted]	$6,000.00	0	30,000	0	1.00%
Daniel Yutzy [redacted]	$30,000.00	0	110,000	0	3.67%
Kevin Plank [redacted]	$6,000.00	0	30,000	0	1.00%
Bruce Gregory [redacted]	$20,000.00	0	100,000	0	3.34%
John Yarbrough [redacted]	$20,000.00	0	100,000	0	3.34%

The Impact Foundation [redacted]	$25,000.00	0	125,000	0	4.17%
Total	$108,000	2,500,000	495,000	0	100%